Moliris Corp.
8500 Stemmons Freeway
Suite 5050
Dallas, TX 75247
December 2, 2005
Via Facsimile: (202) 772-9368
Securities and Exchange Commission
Washington, D.C. 20549-7010
Attention: Mr. Jeffery Gordon
                  Staff Accountant

Re:	Amendment to Form 8-K Item 4.01 filed November 16, 2005, by Moliris Corp. File # 0-50178
Gentlemen:
Please be advised that we have amended the above referenced filing in response to your comment letter dated November 17, 2005 and have filed same with the Commission using EDGAR. In response to each of your comments we provide you with the following:
In response to your comment number 1 we have revised the disclosure to include a reference regarding the going concern uncertainty, which is underscored in the attached copy of the Form 8-K/A and marked in the margin with a circled 1.
In response to your comment number 2 we have revised the disclosure to include a reference regarding the lack of internal controls, which is underscored in the attached copy of the Form 8-K/A and marked in the margin with a circled 2.
In response to your comment number 3, we have attached to this letter a schedule detailing the requested items and the requested information. Please note that the December 31, 2004 financial statements were prepared and audited with the cooperation of the Internal Revenue Service, who had seized certain business records and allowed access to those records. Also note that the Internal Revenue Service still retains the originals of those records.
In response to your comment number 4, we advise you that there were no oral or written communications regarding disagreements between management and the former accountants. Please note the Registrant does not and did not, during the relevant times, have an Audit Committee.

In response to your comment number 5, we have revised the text to correctly reflect the Registrant’s two most recent fiscal years, which is underscored in the attached copy of the Form 8-K/A and marked in the margin with a circled 5.
In response to your comment number 6, we have included in the filing an updated Exhibit 16.1, which is attached to this letter, stating the former accountant’s agreement with the revised Form 8-K. The former accountants advised the Registrant that an original of new Exhibit 16.1 has been sent directly to the Commission. In addition, the text has been changed to reflect the date of deliver of the amended Form 8-K to the former accountants, which is underscored in the attached copy of the Form 8-K/A and marked in the margin with a circled 6.
Moliris Corp. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and that Moliris Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, Benjamin Tam, Principal Financial Officer, Moliris Corp.